SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare of Puerto Rico Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2012 and 2011

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011	3

Notes to Financial Statements	4-14

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2012	16-39

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter Healthcare of Puerto Rico Savings and Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (“the Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 26, 2013

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011 (in thousands)

	2012	2011
Assets
Investments
Cash and cash equivalents	$910	$1,072
Common stock (including securities on loan of $36 in 2012 and $13 in 2011)	9,953	8,323
U.S. government and government agency issues (including securities on loan of $104 in 2012 and $64 in 2011)	363	263
Corporate and other obligations (including securities on loan of $97 in 2012 and $85 in 2011)	517	483
Commingled funds	7,886	7,171
Registered investment companies	2,703	1,531
Synthetic guaranteed investment contracts	20,200	18,224
Collateral held on loaned securities	242	166

Total investments at fair value	42,774	37,233

Receivables
Note receivables from participants	3,807	3,568
Sponsor contributions	399	275
Accrued interest and dividends	58	49
Due from brokers for securities sold	16	—

Total receivables	4,280	3,892

Total assets	47,054	41,125

Liabilities
Accounts payable	362	277
Collateral to be paid on loaned securities	242	166

Total liabilities	604	443

Net assets available for benefits, reflecting investments at fair value	46,450	40,682
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,785)	(1,480)

Net assets available for benefits	$44,665	$39,202

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011 (in thousands)

	2012	2011
Additions (reductions) to net assets attributed to
Investment income
Net appreciation (depreciation) in fair value of investments	$3,706	$(524)
Interest	703	690
Dividends	285	227

Net investment income	4,694	393

Participant loan interest	148	160
Contributions
Sponsor	1,802	1,595
Participant	3,160	2,845

	4,962	4,440

Net additions	9,804	4,993

Deductions from net assets attributed to
Benefits paid	3,951	3,215
Plan expenses	390	359

Total deductions	4,341	3,574

Net increase	5,463	1,419
Net assets available for benefits
Beginning of year	39,202	37,783

End of year	$44,665	$39,202

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	General Description of the Plan

The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan was created for the purpose of providing retirement benefits to employees of Baxter Healthcare S.A. (Puerto Rico Branch), and Baxter Sales and Distribution Corporation (collectively, the Sponsor or the Company), subsidiaries of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation in both 2012 and 2011, limited to a maximum of $13,000 and $10,000 a year in 2012 and 2011, respectively. Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. The Company may make additional discretionary contributions in such amounts as the Company may determine. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. The Company’s additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future Company contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent. These loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Plan participants can not request withdrawals from the Plan unless they are at least 59 1/2 years old or incur a financial hardship. On termination of service due to retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire vested account balance or installment payments. In the case of a participant termination because of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund and ten different Target Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of these funds are to track the performances of the S&P 500 (S&P 500 Flagship Fund); Europe, Australasia and the Far East (EAFE) (International EAFE Equity Index Fund); or Russell 2000 (Small Cap Fund) indexes. The underlying investments vary, with some holding diversified portfolios of domestic stocks and government agency bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Refer to Note 6 for amounts invested in each of these funds.

Registered investment companies	Value based on the last reported sale price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica (formerly Aegon Institutional Markets) and Bank of America N.A. The portfolio of assets, overall of investment grade, underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues and corporate and other obligations.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts were a loss of $26 thousand and a loss of $8 thousand at December 31, 2012 and 2011, respectively.

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $18.4 million and $16.7 million at December 31, 2012 and 2011, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 2.2% and 2.9% at December 31, 2012 and 2011, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 3.4% and 3.7% for the years ended December 31, 2012 and 2011. The credit ratings for Transamerica were AA- at both December 31, 2012 and 2011, and the credit ratings for Bank of America N.A. were A at both December 31, 2012 and 2011, respectively.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Payment of Benefits and Fees

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Other

Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	Puerto Rico employees of the Puerto Rico Branch, or the Company, both subsidiaries of Baxter;

B.	Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	Puerto Rico employees who are not leased employees.

4.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan. ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$910	$—	$910	$—
Common stock:
Healthcare	7,567	7,567	—	—
Consumer products	647	647	—	—
Information technology	727	727	—	—
Financial services	385	385	—	—
Industrial services and materials	377	377	—	—
Energy	179	179	—	—
Other	71	71	—	—

Total common stock	9,953	9,953	—	—

U.S. government and government agency issues	363	—	363	—
Corporate and other obligations	517	—	517	—
Commingled funds	7,886	—	7,886	—
Registered investment companies:
Target retirement funds	2,668	2,668	—	—
Other	35	35	—	—

Total registered investment companies	2,703	2,703	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	11,489	—	11,489	—
U.S. government and government agency issues	7,640	—	7,640	—
Cash and cash equivalents	1,097	—	1,097	—
Wrapper contracts	(26)	—	—	(26)

Total synthetic guaranteed investment contracts	20,200	—	20,226	(26)

Collateral held on loaned securities	242	—	242	—

Total assets	$42,774	$12,656	$30,144	$(26)

Liability
Collateral to be paid on loaned securities	$242	$37	$205	$—

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$1,072	$—	$1,072	$—
Common stock:
Healthcare	4,498	4,498	—	—
Consumer products	1,246	1,246	—	—
Information technology	1,070	1,070	—	—
Financial services	487	487	—	—
Industrial services and materials	460	460	—	—
Energy	370	370	—	—
Other	192	192	—	—

Total common stock	8,323	8,323	—	—

U.S. government and government agency issues	263	—	263	—
Corporate and other obligations	483	—	483	—
Commingled funds	7,171	—	7,171	—
Registered investment companies:			—	—
Target retirement funds	1,501	1,501	—	—
Other	30	30	—	—

Total registered investment companies	1,531	1,531	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	6,309	—	6,309	—
U.S. government and government agency issues	11,351	—	11,351	—
Cash and cash equivalents	572	—	572	—
Wrapper contracts	(8)	—	—	(8)

Total synthetic guaranteed investment contracts	18,224	—	18,232	(8)

Collateral held on loaned securities	166	—	166	—

Total assets	$37,233	$9,854	$27,387	$(8)

Liability
Collateral to be paid on loaned securities	$166	$14	$152	$—

There were no transfers from Level 1 to Level 2 investments in 2012 or 2011.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2010	$38
Unrealized losses (relating to assets held at end of year)	(46)

Balance at December 31, 2011	(8)

Unrealized losses (relating to assets held at end of year)	(18)

Balance at December 31, 2012	$(26)

The unrealized losses from the wrapper contracts are excluded from the net appreciation (depreciation) reported for the Plan, but are instead reflected in the change in adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 are summarized as follows:

(values in thousands, except per share)	2012	2011
Baxter common stock, 104,186 shares and 115,534 shares at December 31, 2012 and 2011, respectively	$6,945	$5,717
State Street Global Advisors (SSgA) S&P 500 Flagship Fund	4,414	4,005

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Investments as of December 31, 2012 and 2011 are segregated into various investment fund options as follows:

	2012	2011
(in thousands)
Cash (available for investment)	$129	$150
Stable Income Fund	20,874	18,995
Baxter Common Stock Fund	6,993	5,775
Composite Fund	1,984	1,693
General Equity Fund	1,908	1,703
SSgA S&P 500 Flagship Fund	4,414	4,008
SSgA International EAFE Equity Index Fund	1,841	1,712
Edwards Lifesciences Common Stock Fund	90	74
SSgA Small Cap Fund	1,631	1,457
Target Retirement Funds	2,668	1,500
Collateral held on loaned securities	242	166

Total investments at fair value	42,774	37,233
Adjustment from fair value to contract value for Stable Income Fund	(1,785)	(1,480)

Total investments	$40,989	$35,753

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2012	2011
(in thousands)
Baxter common stock	$1,916	$(128)
Other common stock	397	(214)
U.S. government and government agency issues	—	2
Corporate and other obligations	43	30
Commingled funds	1,157	(185)
Registered investment companies	193	(51)
Collateral held on loaned securities	—	22

	$3,706	$(524)

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

As of December 31, 2010, the Plan had securities on loan with a fair value of $5.2 million, with cash collateral received of $5.3 million, which was reflected at its fair value of $5.2 million. During 2010, $4.9 million was redeemed from the State Street Quality D Short-Term Investment Fund and held in a separate fund (Baxter International Savings Trust Separate Account) for liquidation due to an agreement between the Plan and the Trustee to terminate the securities lending program for the securities within the Stable Income Fund. As a result of the liquidation of this fund in 2011, a realized gain of $22 thousand is reflected in the 2011 Statement of Changes in Net Assets Available for Benefits. As of December 31, 2012 and 2011, the Plan had securities on loan with a fair market of $238 thousand and $162 thousand, respectively, with cash collateral received of $242 thousand and $166 thousand, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2012 and 2011, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2012 and 2011 the cash collateral received is reflected at its fair value of $242 thousand and $166 thousand in the 2012 and 2011 Statements of Net Assets Available for Benefits, respectively.

The Plan did not receive any non-cash collateral for securities on loan at December 31, 2012. Non-cash collateral of $24 thousand received for securities on loan at December 31, 2011, consisted of U.S. government and government agency issues held by the Custodian on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2011 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $577 and $688 for 2012 and 2011, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

As of August 13, 2012, the Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 22, 2011, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations.

10.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2012 and 2011, the Plan held units of participation in certain shares of common stock of State Street Corporation, commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan’s Custodian; shares of common stock and bonds of Baxter, the Plan sponsor’s parent; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; and interest rate wrapper

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

contracts of Transamerica, issuer of the Plan’s fully benefit-responsive contracts. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder. Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash and Cash Equivalents:

*	State Street Bank & Trust Co	Short-Term Investment Fund	—	$910,239
	United States Dollar	Cash	—	159

	Cash and cash equivalents		—	$910,398

**	Common Stock:

	Abbott Laboratories	Common Stock	—	16,437
	ACE Ltd	Common Stock	—	14,941
	Adobe Systems	Common Stock	—	11,939
	AES Corp	Common Stock	—	13,132
	Agilent Technologies	Common Stock	—	9,425
	Alexion Pharmaceuticals	Common Stock	—	26,145
	Allergan Inc.	Common Stock	—	26,466
	Amazon.com Inc.	Common Stock	—	49,929
	American International Group	Common Stock	—	15,340
	American Tower Corp	Common Stock	—	38,236
	Analog Devices	Common Stock	—	2,581
	AON PLC	Common Stock	—	13,996
	Apple Inc.	Common Stock	—	98,135
	Applied Materials Inc.	Common Stock	—	9,141
	ARM Holdings Plc	Common Stock	—	17,163
	Avago Technologies	Common Stock	—	14,599
	Baidu Inc.	Common Stock	—	16,347
*	Bank of America Corp	Common Stock	—	14,905
	Barrick Gold	Common Stock	—	13,680
*	Baxter International Inc.	Common Stock	—	6,945,039
	BB&T Corp	Common Stock	—	12,432
	BCE Inc.	Common Stock	—	14,143
	Biogen	Common Stock	—	25,675
	Blackrock Inc.	Common Stock	—	12,167
	Boeing Co	Common Stock	—	25,399
	Borgwarner Inc.	Common Stock	—	9,172
	BP PLC	Common Stock	—	10,690
	Bristol Myers Squibb	Common Stock	—	21,646
	Bunge Ltd	Common Stock	—	13,382
	Burberry Group	Common Stock	—	6,453
	Canadian Pacific Railway	Common Stock	—	3,194
	Capital One	Common Stock	—	15,671
	Capital One Financial Corp	Common Stock	—	20,894
	Cardinal Health Inc.	Common Stock	—	12,893
	Cardinal Health Inc.	Common Stock	—	—
	Charles Schwab Corp	Common Stock	—	14,351
	Chipotle Mexican Grill Inc.	Common Stock	—	21,260
	Cisco Systems	Common Stock	—	23,477
	Citigroup Inc.	Common Stock	—	26,753
	Citigroup Inc.	Common Stock	—	14,813

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Coach Inc.	Common Stock	—	22,699
Coca Cola Co	Common Stock	—	5,289
Comcast Corp	Common Stock	—	13,248
Concho Resources	Common Stock	—	21,554
Costco Wholesale Corp	Common Stock	—	37,658
Covidien Plc	Common Stock	—	14,824
Crown Castle Intl	Common Stock	—	19,825
Cummins Inc.	Common Stock	—	12,959
CVS Caremark Corp	Common Stock	—	13,685
Devon Energy Corp	Common Stock	—	13,230
Du Pont	Common Stock	—	13,516
Dunkin Brands Group	Common Stock	—	18,744
Ebay Inc.	Common Stock	—	19,400
Edwards Lifesciences Corp	Common Stock	—	89,110
EMC Corp	Common Stock	—	36,078
Encana Corp	Common Stock	—	9,342
EOG Resources Inc.	Common Stock	—	15,625
Estee Lauder Companies	Common Stock	—	28,291
Express Scripts Inc.	Common Stock	—	27,862
Exxon Mobil Corp	Common Stock	—	25,309
Facebook Inc.	Common Stock	—	19,579
Family Dollar Stores Inc.	Common Stock	—	9,426
Flextronics Ltd	Common Stock	—	13,734
Ford Motor Co	Common Stock	—	7,995
General Electric Co	Common Stock	—	13,748
General Electric Co	Common Stock	—	22,331
Gilead Sciences	Common Stock	—	6,439
Gilead Sciences	Common Stock	—	20,256
Goldman Sachs Group Inc.	Common Stock	—	27,630
Google Inc.	Common Stock	—	14,658
Google Inc.	Common Stock	—	63,830
Halliburton Co	Common Stock	—	14,749
Honeywell International Inc.	Common Stock	—	26,429
IBM	Common Stock	—	31,529
Illumina Inc.	Common Stock	—	3,494
Inditex Unspon	Common Stock	—	38,529
Intuit	Common Stock	—	17,366
Invesco Ltd	Common Stock	—	14,213
Johnson & Johnson	Common Stock	—	25,591
Johnson Controls Inc.	Common Stock	—	17,570
JP Morgan Chase & Co	Common Stock	—	23,376
Kansas City Southern	Common Stock	—	8,900
Life Technologies Corp	Common Stock	—	13,707
Linkedin Corp	Common Stock	—	26,732
Lowes	Common Stock	—	4,760
Lowes	Common Stock	—	10,365
Lululemon Athletica	Common Stock	—	22,427
Marathon Oil Corp	Common Stock	—	13,113
Marsh & Mclennan Cos	Common Stock	—	12,864

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Mastercard Inc.	Common Stock	—	59,606
	McDonalds Corp	Common Stock	—	11,489
	McKesson Corp	Common Stock	—	17,243
	Metlife Inc.	Common Stock	—	5,837
	Microsoft Corp	Common Stock	—	8,653
	Microsoft Corp	Common Stock	—	14,428
	Mondelez International	Common Stock	—	16,692
	Monsanto Co	Common Stock	—	19,795
	Monsanto Co	Common Stock	—	38,929
	Morgan Stanley	Common Stock	—	19,111
	Mosaic Co	Common Stock	—	709
	National Oilwell	Common Stock	—	7,832
	Newmont Mining	Common Stock	—	6,572
	Nike Inc.	Common Stock	—	37,814
	Novartis AG	Common Stock	—	14,111
	Novartis AG	Common Stock	—	24,852
	Novo Nordisk	Common Stock	—	28,542
	Occidental Petroleum Corp	Common Stock	—	9,690
	Owens Illinois Inc.	Common Stock	—	7,778
	Owens Illinois Inc.	Common Stock	—	10,682
	Panera Bread Co	Common Stock	—	8,834
	Perrigo Co	Common Stock	—	12,764
	Pfizer Inc.	Common Stock	—	12,941
	Pfizer Inc.	Common Stock	—	30,514
	Precision Castparts Corp	Common Stock	—	45,935
	Priceline.com Inc.	Common Stock	—	24,475
	Procter & Gamble Co	Common Stock	—	11,308
	Qualcomm Inc.	Common Stock	—	15,420
	Rackspace Hosting	Common Stock	—	15,863
	Ralph Lauren Corp	Common Stock	—	27,329
	Red Hat Inc.	Common Stock	—	23,951
	Republic Service Enterprise	Common Stock	—	11,864
	Roper Industries	Common Stock	—	12,011
	Salesforce.com Inc.	Common Stock	—	32,610
	Sanofi	Common Stock	—	14,300
	Schlumberger Ltd	Common Stock	—	16,544
	Shire Plc	Common Stock	—	30,656
	Southwest Airlines Co	Common Stock	—	12,350
	Southwestern Energy Co	Common Stock	—	10,690
	Splunk Inc.	Common Stock	—	8,098
	Stanley Black & Decker	Common Stock	—	12,460
*	State Street Corp	Common Stock	—	15,660
	Sysco Corp	Common Stock	—	7,692
	Tencent Holdings Ltd	Common Stock	—	8,836
	Teradata Corp	Common Stock	—	8,519
	Texas Instruments Inc.	Common Stock	—	15,499
	Texas Instruments Inc.	Common Stock	—	27,821
	Thermo Fisher Scientific	Common Stock	—	11,582
	Time Warner Inc.	Common Stock	—	10,662

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Time Warner Inc.	Common Stock	—	33,454
	TJX Companies	Common Stock	—	31,384
	Union Pacific Corp	Common Stock	—	28,923
	United Technologies Corp	Common Stock	—	27,050
	UnitedHealth Group	Common Stock	—	14,333
	UnitedHealth Group	Common Stock	—	17,086
	UnitedHealth Group	Common Stock	—	19,325
	Vertex Pharmaceuticals Inc.	Common Stock	—	22,714
	Viacom Inc.	Common Stock	—	22,325
	Visa Inc.	Common Stock	—	28,985
	VMWare Inc.	Common Stock	—	27,405
	Vodafone Inc.	Common Stock	—	24,054
	Walt Disney	Common Stock	—	22,780
	Weatherford Int Ltd	Common Stock	—	10,777
	WellPoint Inc.	Common Stock	—	11,291
	Wells Fargo & Co	Common Stock	—	13,462
	Whole Foods Mkt Inc.	Common Stock	—	30,222
	Workday Inc.	Common Stock	—	5,587
	Youku.com Inc.	Common Stock	—	3,289
	Yum! Brands Inc.	Common Stock	—	25,780

	Common Stock		—	$9,953,408

**	U.S. Government and Government Agency Issues:

	Bonos Y Oblig Del Estado	5.85% 31 Jan 2022	—	5,043
	Bonos Y Oblig Del Estado	5.5% 30 Apr 2021	—	8,372
	Fannie Mae	6.625% 15 Nov 2030	—	17,074
	Fed HM LN Pool A58677	5.5% 01 Mar 2037	—	4,805
	Fed HM LN Pool C09004	3.5% 01 Jul 2042	—	12,555
	Fed HM LN Pool C48827	6.0% 01 Mar 2031	—	124
	Fed HM LN Pool C91370	4.5% 01 May 2031	—	5,451
	Fed HM LN Pool G12334	5.0% 01 Sep 2021	—	1,676
	FNMA Pool 256398	6.0% 01 Sep 2021	—	357
	FNMA Pool 581043	6.0% 01 May 2016	—	151
	FNMA Pool 615005	6.0% 01 Dec 2016	—	212
	FNMA Pool 694448	5.5% 01 Apr 2033	—	3,041
	FNMA Pool 725690	6.0% 01 Aug 2034	—	2,293
	FNMA Pool 748115	6.0% 01 Oct 2033	—	946
	FNMA Pool 815316	5.5% 01 May 2035	—	3,904
	FNMA Pool 822979	5.5% 01 Apr 2035	—	3,550
	FNMA Pool 885504	6.0% 01 Jun 2021	—	1,646
	FNMA Pool 902793	6.5% 01 Nov 2036	—	1,686
	FNMA Pool AB5236	3.0% 01 May 2027	—	5,790
	FNMA Pool AH3765	4.0% 01 Jan 2041	—	14,496
	FNMA Pool AH3979	4.0% 01 Feb 20041	—	5,160
	FNMA Pool AH4008	4.0% 01 Mar 2041	—	6,710
	FNMA Pool AH9374	4.5% 01 Apr 2041	—	6,776
	FNMA Pool AK9780	3.5% 01 May 2042	—	642

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	FNMA Pool AL0920	5.0% 01 Jul 2037	—	6,713
	FNMA Pool AO3466	3.0% 01 Jun 2027	—	6,556
	FNMA Pool AO3540	3.0% 01 Jun 2042	—	2,654
	FNMA Pool AO4136	3.5% 01 Jun 2042	—	255
	FNMA Pool AO5515	3.5% 01 Jul 2042	—	716
	FNMA Pool AO8494	2.5% 01 Jun 2027	—	10,560
	FNMA Pool AP6604	3.0% 01 Sep 2042	—	10,501
	FNMA Pool MA0734	4.5% 01 May 2031	—	5,337
	FNMA Pool MA0918	4.0% 01 Dec 2041	—	14,055
	Mexico Bonds	8.0% 17 Dec 2015	—	1,480
	Mexico Bonds	6.25% 16 Jun 2016	—	24,857
	Republic of Philippines	3.9% 26 Nov 2022	—	3,193
	Tennessee Valley Authority	3.5% 15 Dec 2042	—	6,420
	United Mexican States	6.05% 11 Jan 2040	—	6,794
	US Treasury N/B	1.625% 15 Aug 2022	—	1,070
	US Treasury N/B	2.75% 15 Aug 2042	—	1,101
	US Treasury N/B	1.75% 15 May 2022	—	7,667
	US Treasury N/B	0.5% 15 Nov 2013	—	8,574
	US Treasury N/B	1.0% 30 Jun 2019	—	17,366
	US Treasury N/B	0.625% 30 Apr 2013	—	17,385
	US Treasury N/B	3.0% 15 May 2042	—	36,135
	US Treasury N/B	1.875% 31 Aug 2017	—	61,144

	U.S. Government and Government Agency Issues		—	$362,993

**	Corporate and Other Obligations:

	Albertson’s Inc.	6.625% 01 Jun 2028	—	169
	Alcoa Inc.	5.87% 23 Feb 2022	—	4,441
	Ally Financial Inc.	5.5% 15 Feb 2017	—	1,829
	Ally Financial Inc.	6.25% 01 Dec 2017	—	4,839
	American Tower Corp	4.625% 01 Apr 2015	—	1,939
	American Tower Corp	4.5% 15 Jan 2018	—	2,916
	Amphenol Corp	4.75% 15 Nov 2014	—	4,319
	Anadarko Petroleum	6.375% 15 Sep 2017	—	5,599
	ArcelorMittal	7.25% 01 Mar 2041	—	4,406
	Associates Corp	6.95% 01 Nov 2018	—	2,289
	Banco Santander	3.875% 20 Sep 2022	—	2,597
	Banco Santander Brazil	4.625% 13 Mar 2017	—	5,358
*	Bank of America	5.0% 13 May 2021	—	1,952
*	Bank of America	5.625% 01 Jul 2020	—	5,933
*	Bank of America Coml Mtg	1.0% 10 Apr 2049	—	2,222
	Bear Stearns Coml Mtg	1.0% 11 Jun 2040	—	2,626
	Braskem America Finance	7.125% 22 Jul 2041	—	4,400
	Brocade Communications	6.875% 51 Jan 2020	—	614
	Brocade Communications	6.625% 15 Jan 2018	—	1,831
	Bunge Limited Finance	4.1% 15 Mar 2016	—	1,021
	Cablevision Systems	8.0% 15 Apr 2020	—	3,709

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
CCO Hldgs LLC	6.5% 30 Apr 2021	—	1,435
Celulosa Arauco	5.0% 21 Jan 2021	—	3,031
China Resources	4.5% 05 Apr 2022	—	2,787
Cielo SA	3.75% 16 Nov 2022	—	5,001
CitiGroup Inc.	4.45% 10 Jan 2017	—	4,561
Citigroup/Deutsche Bank	5.322% 11 Dec 2049	—	6,684
CNPC General Capital	3.95% 19 Apr 2022	—	2,739
Comcast Corp	5.65% 15 Jun 2035	—	1,353
Commercial Mortgage Passthru	1.0% 10 Dec 2049	—	753
Continental Airlines	5.983% 19 Oct 2023	—	3,786
Contl Airlines	4.0% 29 Apr 2026	—	2,267
Cox Communications	5.45% 15 Dec 2014	—	414
Credit Suisse Coml Mtg	1.0% 15 Jan 2049	—	4,608
Crown Castle Towers LLC	3.214% 15 Aug 2035	—	1,321
DelHaize Group	4.125% 10 Apr 2019	—	4,577
Deluxe Group	6.0% 15 Nov 2020	—	6,852
Dolphin Energy Ltd	5.5% 15 Dec 2021	—	2,955
Dun & Bradstreet	3.25% 01 Dec 2017	—	1,792
Embarq Corp	7.995% 01 Jun 2036	—	8,815
Energy Transfer Partners	5.2% 01 Feb 2022	—	1,228
Energy Transfer Partners	6.05% 01 Jun 2041	—	6,197
Enersis SA	7.375% 15 Jan 2014	—	2,069
Equifax Inc.	7.0% 01 Jul 2037	—	3,113
ERAC USA Fin Co	6.375% 15 Oct 2017	—	2,222
FIServ Inc.	3.5% 01 Oct 2022	—	3,740
FMC Technologies	3.45% 01 Oct 2022	—	1,616
Ford Motor Company	7.45% 16 Jul 2031	—	3,861
Ford Motor Credit	7.0% 01 Oct 2013	—	1,787
Ford Motor Credit	5.75% 01 Feb 2021	—	4,375
Ford Motor Credit	5.0% 15 May 2018	—	5,451
Frontier Communications	8.5% 15 Apr 2020	—	3,423
Frontier Communications	7.875% 15 Jan 2027	—	3,729
GE Equipment Midticket	0.6% 23 May 2016	—	8,179
General Elec Cap Corp	2.95% 09 May 2016	—	2,535
General Elec Cap Corp	5.3% 11 Feb 2021	—	4,411
General Elec Cap Corp	3.75% 14 Nov 2014	—	5,677
General Motors	6.75% 01 Jun 2018	—	3,415
Georgia Pacific LLC	8.875% 15 May 2031	—	95
Georgia Pacific LLC	7.375% 01 Dec 2025	—	2,244
Georgia Pacific LLC	7.75% 15 Nov 2029	—	3,205
Georgia Pacific LLC	7.25% 01 Jun 2028	—	4,229
Goldman Sachs	5.25% 27 Jul 2021	—	3,394
Goldman Sachs	6.15% 01 Apr 2018	—	3,720
Greenwich Capital Commercial	5.736% 10 Dec 2049	—	1,792
GS Mortgage Securities	1.0% 10 Aug 2045	—	6,718
Hana Bank	4.25% 14 Jun 2017	—	3,514
HCA Inc.	7.5% 15 Feb 2022	—	5,439
Hutch Whampoa Ltd	4.625% 13 Jan 2022	—	6,641
Hyundai Capital Services	3.5% 13 Sep 2017	—	2,675

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Intl Lease Finance Corp	6.25% 15 May 2019	—	8,904
Ipalco Enterprises Inc.	5.0% 01 May 2018	—	464
IPIC GMTN Ltd	6.875% 01 Nov 2041	—	4,599
JPMorgan Chase & Co	4.25% 15 Oct 2020	—	634
JPMorgan Chase & Co	4.625% 10 May 2021	—	1,011
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	1,734
JPMorgan Chase & Co	4.5% 24 Jan 2022	—	3,511
Kia Motors Corporation	3.625% 14 Jun 2016	—	2,656
Kinder Morgan	6.0% 15 Jan 2018	—	3,899
Korea Development Bank	4.0% 09 Sep 2016	—	4,383
Korea National Oil	3.125% 03 Apr 2017	—	5,715
Lotte Shopping Co	3.375% 09 May 2017	—	8,804
Merrill Lynch & Co Inc.	6.4% 28 Aug 2017	—	2,678
Methanex Corp	3.25% 15 Dec 2019	—	1,593
Methanex Corp	5.25% 01 Mar 2022	—	3,583
Mexichem SAB De CV	6.75% 19 Sep 2042	—	3,128
ML CFC Coml Mtg	1.0% 12 Mar 2051	—	1,315
Morgan Stanley	5.375% 15 Oct 2015	—	895
Morgan Stanley	5.5% 26 Jan 2020	—	2,345
Morgan Stanley	5.55% 27 Apr 2017	—	3,511
Morgan Stanley	5.5% 24 Jul 2020	—	4,133
Mortgage Stanley Capital I	5.569% 15 Dec 2044	—	8,802
Mortgage Stanley Capital I	1.0% 12 Apr 2049	—	9,085
Myriad Int Holding	6.375% 28 Jul 2017	—	1,857
Nabors Industries	6.15% 15 Feb 2018	—	223
Nabors Industries	9.25% 15 Feb 2019	—	5,125
NewField Exploration Co	5.75% 30 Jan 2022	—	3,066
Nextera Energy Capital	4.5% 01 Jun 2021	—	4,293
Oil States Intl	5.125% 15 Jan 2023	—	1,669
Olin Corp	5.5% 15 Aug 2022	—	990
OshKosh Corp	8.5% 01 Mar 2020	—	2,175
Parker Drilling Co	9.125% 01 Apr 2018	—	1,217
Perkinelmer Inc.	5.0% 15 Nov 2021	—	3,090
Petrobras Intl Fin	6.75% 27 Jan 2041	—	4,575
Phillips 66	4.3% 01 Apr 2022	—	2,265
PKO FIN AB	4.63% 26 Sep 2022	—	3,200
Plains Exploration	6.875% 15 Feb 2023	—	4,559
Post Holdings Inc.	7.375% 15 Feb 2022	—	3,192
Qtel International	7.875% 10 Jun 2019	—	4,564
Reynolds American Inc.	7.25% 15 Jun 2037	—	6,977
Rock Tenn Co	4.0% 01 Mar 2023	—	1,737
Roman Companies	5.0% 01 Sep 2017	—	3,377
RPM International Inc.	6.125% 15 Oct 2019	—	3,372
RR Donnelley & Sons	8.25% 15 Mar 2019	—	962
RR Donnelley & Sons	7.25% 15 May 2018	—	1,222
Santader Drive Auto	2.7% 15 Aug 2018	—	1,505
Santader Drive Auto	1.94% 15 Mar 2018	—	1,836
Santader Drive Auto	1.94% 15 Dec 2016	—	6,220
Sealed Air Corp	6.5% 01 Dec 2020	—	1,231

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Sidewinder Drilling Inc.	9.75% 15 Nov 2019	—	1,400
	SK Telecom Co	2.125% 01 May 2018	—	2,547
	SK Telecom Co	6.625% 20 Jul 2027	—	3,268
	SLM Corp	6.25% 25 Jan 2016	—	12,261
	SM Energy Co	6.5% 01 Jan 2023	—	2,236
	Sprint Capital Corp	6.875% 15 Nov 2028	—	6,456
	Telefonica Emisiones	5.462% 16 Feb 2021	—	135
	Telefonica Emisiones	5.134% 27 Apr 2020	—	1,998
	Telefonica Emisiones	3.992% 16 Feb 2016	—	2,504
	Telemar Norte Leste SA	5.5% 23 Oct 2020	—	3,491
	Tencent Holdings Ltd	4.625% 12 Dec 2016	—	4,501
	Time Warner Cable Inc.	5.85% 01 May 2017	—	1,347
	Time Warner Cable Inc.	6.55% 01 May 2037	—	2,351
	Time Warner Cable Inc.	4.125% 15 Feb 2021	—	3,052
	Toyota Motor Credit Corp	1.75% 22 May 2017	—	10,962
	Transalta Corp	4.75% 15 Jan 2015	—	3,423
	Transocean Inc.	6.5% 15 Nov 2020	—	6,904
	US Steel Corp	7.375% 01 Apr 2020	—	1,826
	USG Corp	9.75% 15 Jan 2018	—	2,295
	Valeant Pharmaceuticals	6.375% 15 Oct 2020	—	1,087
	Votorantim Cimentos SA	7.25% 05 Apr 2041	—	2,838
	VPI Escrow Corp	6.375% 15 Oct 2020	—	4,348
	Western Union Co	2.375% 10 Dec 2015	—	1,082
	Whirlpool Corp	4.7% 01 Jun 2022	—	3,097
	Willis North America Inc.	7.0% 29 Sep 2019	—	5,986
	Windstream Corp	8.125% 01 Sep 2018	—	900
	Windstream Corp	7.5% 01 Apr 2023	—	2,400
	Wolvering World Wide	6.125% 15 Oct 2020	—	732
	World Financial Network	3.14% 17 Jan 2023	—	8,914
	World Financial Network	1.76% 17 May 2021	—	8,965

	Corporate and Other Obligations		—	$516,621

**	Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents

	Australian Dollar	Cash	—	451
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	8,048
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	31,875
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	35,367
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,020,993

			—	1,096,734

	U.S. Government and Government Agency Issues

	Australian Government	4.75% 15 Jun 2016	—	19,646
	Australian Government	5.25% 15 Mar 2019	—	41,611

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Australian Government	6.0% 15 Feb 2017	—	68,198
California St	5.75% 01 Mar 2017	—	11,915
California St	5.0% 01 Nov 2037	—	13,950
Fannie Mae	1.0% 25 May 2030	—	15,932
Fannie Mae	0.875% 20 Dec 2017	—	120,804
Fannie Mae	2.625% 20 Nov 2014	—	164,712
Fed HM LN Note	0.16% 15 Apr 2013	—	331,664
Fed HM LN PC Pool 1J1214	4.0% 01 Mar 2025	—	617
Fed HM LN PC Pool 1L1358	1.0% 01 May 2036	—	25,786
Fed HM LN PC Pool E02697	4.0% 01 Jun 2025	—	829
Fed HM LN PC Pool E02783	4.0% 01 Sep 2025	—	861
Fed HM LN PC Pool E02883	4.0% 01 Apr 2026	—	10,385
Fed HM LN PC Pool E09016	3.0% 01 Nov 2027	—	38,164
Fed HM LN PC Pool E99842	4.0% 01 Oct 2013	—	—
Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	20,478
Fed HM LN PC Pool G01890	4.0% 01 Nov 2013	—	7,568
Fed HM LN PC Pool G03737	6.5% 01 Nov 2037	—	26,783
Fed HM LN PC Pool G08084	4.0% 01 Apr 2026	—	16,592
Fed HM LN PC Pool G08443	4.5% 01 Apr 2041	—	18,251
Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	5,069
Fed HM LN PC Pool G14093	4.5% 01 Oct 2035	—	—
Fed HM LN PC Pool G18385	1.0% 01 Sep 2035	—	1,121
Fed HM LN PC Pool J11872	4.0% 01 Mar 2026	—	841
Fed HM LN PC Pool J14641	4.0% 01 Mar 2025	—	18,405
Fed HM LN PC Pool J15157	4.0% 01 Apr 2026	—	635
Fed HM LN PC Pool J17969	3.0% 01 Feb 2027	—	66,614
Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	92,651
Fed HM LN PC Pool Q03681	4.0% 01 Oct 2041	—	100,350
Fed HM LN PC Pool Q03780	4.0% 01 Oct 2017	—	1,404
Fed HM LN Pool 1Q0669	1.0% 01 Nov 2037	—	2,123
Fed HM LN Pool 1Q1159	1.0% 01 May 2038	—	17,865
Fed HM LN Pool A89385	4.5% 01 Oct 2039	—	89,436
Fed HM LN Pool G03205	5.5% 01 Jul 2035	—	3,973
Fed HM LN Pool G04731	5.5% 01 Apr 2038	—	36,448
Federal Farm Credit Bank	1.0% 29 Sep 2014	—	21,793
Federal Farm Credit Bank	1.0% 26 Jun 2013	—	63,353
Federal Farm Credit Bank	1.0% 26 Apr 2013	—	134,540
FHLMC TBA	4.5% 01 Dec 2099	—	(27,178)
FHLMC TBA	4.0% 31 Dec 2099	—	(21,416)
FHLMC TBA	4.5% 01 Dec 2099	—	—
FICO Strip	0.01% 27 Dec 2018	—	—
FICO Strip	0.01% 06 Oct 2015	—	4,957
FICO Strip	0.01% 07 Mar 2019	—	8,241
FICO Strip	0.01% 26 Sep 2019	—	9,676
FICO Strip	0.01% 08 Aug 2015	—	10,924
FICO Strip	0.01% 26 Sep 2014	—	18,190
FICO Strip	0.01% 11 May 2013	—	20,349
FICO Strip	0.01% 03 Feb 2017	—	69,777
FICO Strip	0.01% 30 Nov 2017	—	72,433

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Financing Corp	10.7% 06 Oct 2017	—	8,765
Financing Corp	9.8% 06 Apr 2018	—	12,860
FNMA Pool 254693	5.5% 01 Apr 2033	—	7,316
FNMA Pool 255364	6.0% 01 Sep 2034	—	6,567
FNMA Pool 256925	6.0% 01 Oct 2037	—	17,903
FNMA Pool 555541	1.0% 01 Apr 2033	—	1,376
FNMA Pool 725027	5.0% 01 Nov 2033	—	3,773
FNMA Pool 725222	5.5% 01 Feb 2034	—	9,298
FNMA Pool 725423	5.5% 01 May 2034	—	6,889
FNMA Pool 725424	5.5% 01 Apr 2034	—	3,272
FNMA Pool 725690	6.0% 01 Aug 2034	—	2,755
FNMA Pool 725946	5.5% 01 Nov 2034	—	8,646
FNMA Pool 735141	5.5% 01 Jan 2035	—	12,719
FNMA Pool 735224	5.5% 01 Feb 2035	—	16,949
FNMA Pool 735667	5.0% 01 Jul 2035	—	58,540
FNMA Pool 735676	5.0% 01 Jul 2035	—	16,818
FNMA Pool 743132	5.0% 01 Oct 2018	—	16,982
FNMA Pool 745275	5.0% 01 Feb 2036	—	28,457
FNMA Pool 745275	5.0% 01 Feb 2036	—	54,314
FNMA Pool 745327	6.0% 01 Mar 2036	—	4,634
FNMA Pool 756363	1.0% 01 Dec 2033	—	3,810
FNMA Pool 770946	5.0% 01 Apr 2034	—	11,730
FNMA Pool 776971	5.0% 01 Apr 2034	—	13,971
FNMA Pool 831540	6.0% 01 Jun 2036	—	16,494
FNMA Pool 837220	4.5% 01 Aug 2020	—	29,674
FNMA Pool 841068	4.5% 01 Feb 2039	—	8,980
FNMA Pool 844444	5.0% 01 Dec 2035	—	22,842
FNMA Pool 848647	5.5% 01 Jan 2036	—	13,035
FNMA Pool 880611	5.5% 01 Apr 2036	—	12,190
FNMA Pool 888340	5.0% 01 Aug 2036	—	15,073
FNMA Pool 888521	1.0% 01 Mar 2034	—	6,577
FNMA Pool 888789	5.0% 01 Jul 2036	—	4,702
FNMA Pool 889004	1.0% 01 Aug 2037	—	10,617
FNMA Pool 889361	6.0% 01 Mar 2038	—	10,080
FNMA Pool 889369	6.0% 01 Feb 2038	—	12,893
FNMA Pool 889544	5.5% 01 May 2038	—	9,967
FNMA Pool 889579	6.0% 01 May 2038	—	14,197
FNMA Pool 889750	6.0% 01 May 2038	—	3,894
FNMA Pool 914789	5.0% 01 Apr 2037	—	29,869
FNMA Pool 931745	5.0% 01 Aug 2024	—	64,305
FNMA Pool 932586	4.5% 01 Mar 2040	—	43,334
FNMA Pool 986148	5.5% 01 Jan 2038	—	46,553
FNMA Pool 995018	5.5% 01 Jun 2038	—	29,485
FNMA Pool 995051	6.0% 01 Mar 2037	—	29,533
FNMA Pool AA6450	4.5% 01 Sep 2040	—	38,795
FNMA Pool AB1600	4.0% 01 Oct 2025	—	15,906
FNMA Pool AB1609	3.5% 01 Dec 2040	—	3,436
FNMA Pool AB5236	3.0% 01 May 2027	—	7,410
FNMA Pool AD8529	4.5% 01 Aug 2040	—	17,795

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool AE0061	6.0% 01 Feb 2040	—	6,844
FNMA Pool AE0349	6.0% 01 Apr 2040	—	23,089
FNMA Pool AE0368	3.5% 01 Dec 2025	—	2,069
FNMA Pool AE0392	5.5% 01 Dec 2039	—	7,207
FNMA Pool AE0480	6.0% 01 Jul 2039	—	2,883
FNMA Pool AE1016	3.5% 01 Oct 2025	—	17,036
FNMA Pool AE1332	4.0% 01 Aug 2025	—	4,277
FNMA Pool AE3771	3.5% 01 Jan 2026	—	665
FNMA Pool AE9449	3.5% 01 Dec 2025	—	13,792
FNMA Pool AH1105	3.5% 01 Dec 2025	—	10,902
FNMA Pool AH1882	3.5% 01 Jan 2027	—	309
FNMA Pool AH2815	3.5% 01 Mar 2026	—	49,528
FNMA Pool AH2857	3.5% 01 Jan 2026	—	5,597
FNMA Pool AH8702	3.5% 01 May 2026	—	4,667
FNMA Pool AH9523	4.5% 01 Aug 2041	—	15,491
FNMA Pool AH9706	3.5% 01 Jan 2026	—	20,491
FNMA Pool AI3654	4.5% 01 May 2042	—	18,530
FNMA Pool AJ7689	4.0% 01 Dec 2041	—	148,946
FNMA Pool AK2989	3.0% 01 May 2027	—	44,383
FNMA Pool AK9780	3.5% 01 May 2042	—	10,533
FNMA Pool AL0139	1.0% 01 Feb 2039	—	20,632
FNMA Pool AL030	4.5% 01 Jun 2026	—	62,731
FNMA Pool AL0920	5.0% 01 Jul 2037	—	37,102
FNMA Pool AO5515	3.5% 01 Jul 2042	—	12,109
FNMA Pool MA0614	4.0% 01 Jan 2041	—	25,728
FNMA Pool MA0649	4.0% 01 Apr 2026	—	4,712
FNMA Pool MA0694	4.5% 01 Jun 2041	—	5,495
FNMA TBA	3.5% 01 Dec 2099	—	(80,607)
FNMA TBA	3.5% 01 Dec 2099	—	—
FNMA TBA	4.0% 01 Dec 2099	—	—
FNMA TBA	4.0% 01 Dec 2099	—	—
FNMA TBA	4.5% 01 Dec 2099	—	54,722
FNMA TBA	3.0% 01 Dec 2099	—	63,896
FNMA TBA Single Fam	6.0% 01 Dec 2102	—	1,383
FNMA TBA Single Fam	4.5% 01 Dec 2100	—	31,059
FNMA TBA Single Fam	3.0% 01 Dec 2099	—	90,636
FNMA TBA Single Fam	4.5% 01 Dec 2101	—	101,646
FNMA TBA Single Fam	3.5% 01 Dec 2099	—	108,019
Freddie Mac	1.0% 15 Dec 2029	—	763
Freddie Mac	0.15% 03 Apr 2013	—	5,064
Freddie Mac	2.375% 13 Jan 2022	—	60,199
Freddie Mac	4.875% 13 Jun 2018	—	111,912
Freddie Mac	0.16% 21 May 2013	—	167,071
GNMA TBA	3.0% 01 Dec 2099	—	53,849
Honolulu City & Cnty	5.0% 01 Nov 2025	—	15,719
Illinois St	4.95% 01 Jun 2023	—	45,734
Illinois St	3.321% 01 Jan 2013	—	55,725
Irvine Ranch CA	2.605% 15 Mar 2014	—	36,373
Japan Treasury Disc Bill	0.01% 12 Feb 2013	—	90,799

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Kentucky ST Property	5.373% 01 Nov 2025	—	8,864
NC State Education	1.0% 25 Jul 2025	—	36,690
New York City Transitional	4.725% 01 Nov 2023	—	2,970
New York City Transitional	4.905% 01 Nov 2024	—	3,016
New York City Transitional	5.075% 01 Nov 2025	—	3,056
Overseas Private Inv Corp	0.01% 12 Jul 2016	—	90,044
Province of Ontario	4.0% 07 Oct 2019	—	55,680
Province of Quebec	4.6% 26 May 2015	—	33,084
Republic of Poland	6.375% 15 Jul 2019	—	1,263
Republic of Poland	3.875% 16 Jul 2015	—	11,709
Resolution Funding Strip	0.01% 15 Jan 2014	—	9,585
Resolution Funding Strip	0.01% 15 Apr 2015	—	21,787
Resolution Funding Strip	0.01% 15 Jan 2017	—	24,615
RFSCP Strip Principal	0.01% 15 Jul 2020	—	96,158
Russian Foreign Bond	1.0% 31 Mar 2030	—	5,517
Small Business Administration	7.06% 01 Nov 2019	—	1,626
Small Business Administration	7.19% 01 Dec 2019	—	2,915
Small Business Administration	5.68% 01 Jun 2028	—	19,973
South Carolina St Public Svc	1.0% 02 Jun 2014	—	38,069
State of Qatar	4.5% 20 Jan 2022	—	8,138
Tobacco Settlement	5.875% 15 May 2039	—	7,781
Treasury Bill	0.19% 22 Aug 2013	—	48,072
Treasury Bill	0.01% 31 Jan 2013	—	101,037
Treasury Bill	0.01% 12 Dec 2013	—	111,301
Treasury Bill	0.19% 14 Nov 2013	—	149,228
Treasury INFL IX N/B	0.625% 15 Jul 2021	—	26,596
Treasury INFL IX N/B	0.125% 15 Apr 2017	—	41,437
Treasury INFL IX N/B	0.125% 15 Jul 2022	—	85,742
Treasury INFL IX N/B	1.125% 15 Jan 2021	—	106,962
Treasury INFL IX N/B	0.125% 15 Jan 2022	—	126,505
US Treasury N/B	6.125% 15 Nov 2027	—	3,763
US Treasury N/B	7.875% 15 Feb 2021	—	3,812
US Treasury N/B	1.875% 30 Sep 2017	—	8,024
US Treasury N/B	1.0% 31 Mar 2017	—	10,313
US Treasury N/B	3.825% 15 Feb 2013	—	13,994
US Treasury N/B	2.375% 31 Jul 2017	—	16,798
US Treasury N/B	0.875% 30 Apr 2017	—	20,128
US Treasury N/B	2.75% 15 Feb 2019	—	22,437
US Treasury N/B	1.375% 15 Jan 2013	—	23,313
US Treasury N/B	1.25% 31 Jan 2019	—	25,789
US Treasury N/B	3.125% 15 May 2021	—	28,723
US Treasury N/B	0.50% 31 Jul 2017	—	30,968
US Treasury N/B	0.875% 31 Jan 2017	—	31,441
US Treasury N/B	6.25% 15 Aug 2023	—	32,685
US Treasury N/B	2.75% 15 Nov 2042	—	34,165
US Treasury N/B	1.75% 15 May 2022	—	40,879
US Treasury N/B	0.625% 30 Nov 2017	—	41,906
US Treasury N/B	1.875% 31 Aug 2017	—	42,804
US Treasury N/B	1.75% 15 May 2022	—	49,693

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
US Treasury N/B	0.25% 15 Oct 2015	—	50,544
US Treasury N/B	0.75% 15 Dec 2013	—	50,928
US Treasury N/B	2.5% 31 Mar 2015	—	51,182
US Treasury N/B	1.0% 30 Sep 2016	—	51,625
US Treasury N/B	2.0% 15 Feb 2022	—	60,247
US Treasury N/B	0.375% 31 Jul 2013	—	63,413
US Treasury N/B	1.875% 30 Jun 2015	—	68,014
US Treasury N/B	0.625% 31 May 2017	—	69,258
US Treasury N/B	1.625% 15 Aug 2022	—	70,583
US Treasury N/B	1.75% 15 Apr 2013	—	85,379
US Treasury N/B	1.375% 31 Dec 2018	—	85,762
US Treasury N/B	2.625% 15 Nov 2020	—	88,957
US Treasury N/B	1.625% 15 Nov 2022	—	93,822
US Treasury N/B	0.625% 31 Aug 2017	—	115,015
US Treasury N/B	0.25% 31 Aug 2014	—	118,448
US Treasury N/B	0.875% 30 Nov 2016	—	130,365
US Treasury N/B	3.625% 15 Feb 2020	—	131,998
US Treasury N/B	1.5% 30 Jun 2016	—	136,529
US Treasury N/B	2.375% 31 Jul 2017	—	158,013
US Treasury N/B	1.625% 15 Aug 2022	—	161,674
US Treasury N/B	1.375% 28 Feb 2019	—	166,124
US Treasury N/B	2.625% 15 Aug 2020	—	170,506
US Treasury N/B	1.875% 30 Apr 2014	—	186,369
US Treasury N/B	1.75% 31 May 2016	—	218,952
US Treasury N/B	2.0% 15 Nov 2021	—	220,830
US Treasury N/B	2.5% 30 Apr 2015	—	245,434
US Treasury N/B	0.625% 31 Jan 2013	—	246,046
US Treasury N/B	1.125% 15 Aug 2021	—	279,591
US Treasury N/B	1.0% 31 Aug 2016	—	456,363
US Treasury N/B	0.125% 31 Jul 2014	—	520,912
US Treasury N/B	2.125% 31 May 2015	—	962,633

			11,489,581

	Corporate and Other Obligations

ACE Ina Hldg Inc.	5.6% 15 May 2015	—	5,202
Actavis Inc.	3.25% 01 Oct 2022	—	4,706
Actavis Inc.	3.25% 01 Oct 2022	—	10,472
ADT Corp	3.5% 15 Jul 2022	—	2,020
Agilent Technologies Inc.	6.5% 01 Nov 2017	—	15,463
Alcoa Inc.	6.15% 15 Aug 2020	—	9,959
Allied World Assurance	7.5% 01 Aug 2016	—	4,938
Allstate Corp	5.0% 15 Aug 2014	—	12,190
Ally Auto Receivables Trust	0.45% 15 Jul 2015	—	7,725
Ally Auto Receivables Trust	0.8% 16 Jun 2014	—	7,817
Ally Master Trust	1.54% 15 Sep 2019	—	31,902
Altria Group	2.85% 09 Aug 2022	—	24,563
Amazon.com	0.65% 27 Nov 2015	—	37,845

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	America Movil SAB	3.625% 30 Mar 2015	—	19,203
	American Express	0.59% 15 May 2018	—	15,072
	American Express	0.68% 15 Mar 2018	—	27,316
	American International Group	3.8% 22 Mar 2017	—	5,757
	American International Group	4.875% 01 Jun 2022	—	8,675
	American Intl Group	3.65% 15 Jan 2014	—	11,637
	American Intl Group	4.875% 15 Sep 2016	—	14,874
	American Tower Corp	5.05% 01 Sep 2020	—	10,936
	Americredit Auto Receivables	1.39% 08 Sep 2015	—	8,862
	Americredit Auto Receivables	1.55% 08 Jul 2016	—	23,465
	Americredit Automobile	0.76% 08 Oct 2015	—	10,952
	Americredit Automobile Receivables	1.19% 08 Aug 2015	—	3,191
	Americredit Automobile Receivables	0.92% 09 Mar 2015	—	3,674
	Americredit Automobile Receivables	0.96% 09 Jan 2017	—	15,162
	Americredit Automobile Receivables	0.49% 08 Apr 2016	—	15,458
	Anadarko Petroleum Corp	5.95% 15 Sep 2016	—	14,491
	Anglogold Holdings Plc	5.375% 15 Apr 2020	—	8,104
	Aon Corp	3.5% 30 Sep 2015	—	12,938
	Apache Corp	2.625% 15 Jan 2023	—	25,029
	ArcelorMittal	10.35% 01 Jun 2019	—	14,582
	Asciano Finance	3.125% 23 Sep 2015	—	12,583
	AT&T Inc.	5.8% 15 Feb 2019	—	12,743
	AT&T Inc.	1.4% 01 Dec 2017	—	16,594
	AT&T Inc.	5.8% 15 Feb 2019	—	45,688
	Autozone Inc.	3.7% 15 Apr 2022	—	9,853
	Baidu Inc.	2.25% 28 Nov 2017	—	5,174
	Banc of America Funding Corp	1.0% 25 May 2035	—	4,639
*	Bank Amer NA	6.1% 15 Jun 2017	—	9,340
*	Bank of America	5.75% 01 Dec 2017	—	32,476
*	Bank of America	1.0% 30 Jan 2014	—	48,528
*	Bank of America Corp	5.7% 24 Jan 2022	—	1,066
*	Bank of America Corp	3.875% 22 Mar 2017	—	3,296
*	Bank of America Corp	5.65% 01 May 2018	—	3,978
*	Bank of America Corp	5.625% 01 Jul 2020	—	5,255
*	Bank of America Corp	7.625% 01 Jun 2019	—	5,510
*	Bank of America Corp	5.42% 15 Mar 2017	—	8,324
*	Bank of America Corp	1.03% 15 Dec 2016	—	10,108
*	Bank of America Corp	3.75% 12 Jul 2016	—	12,049
*	Bank of America Corp	5.65% 01 May 2018	—	20,334
*	Bank of America Corp	5.49% 15 Mar 2019	—	25,323
*	Bank of America Corp	5.625% 01 Jul 2020	—	25,377
*	Bank of America Corp	5.7% 24 Jan 2022	—	26,043
	Bank of Montreal	1.4% 11 Sep 2017	—	17,162
	Barclays Bank	5.125% 08 Jan 2020	—	10,818
	Barclays Bank Plc	2.375% 13 Jan 2014	—	43,787
*	Baxter International Inc.	1.85% 15 Jan 2017	—	5,742
	Bear Stearns Coml Mth Secs	1.0% 11 Sep 2038	—	4,008
	Bear Stearns Coml Mth Secs	5.533% 12 Oct 2041	—	4,436
	Bear Stearns Coml Mth Secs	1.0% 12 Jan 2045	—	21,686

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	7,394
Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	30,454
Bear Stearns Cos	5.3% 30 Oct 2015	—	22,456
Bear Stearns Cos	7.25% 01 Feb 2018	—	23,963
Bear Stearns Cos	6.4% 02 Oct 2017	—	30,421
Bear Stearns Cos	5.55% 22 Jan 2017	—	9,569
Bears Sterns Adjustable Rate	1.0% 25 Aug 2033	—	2,919
Berkshire Hathaway	1.6% 15 May 2017	—	17,427
Berkshire Hathaway Fin Corp	5.4% 15 May 2018	—	17,672
Boeing Co	5.125% 15 Feb 2013	—	11,589
Boston PPTYS Ltd	3.7% 15 Nov 2018	—	7,292
BP Capital Markets	1.375% 06 Nov 2017	—	22,183
BP Capital Markets	1.846% 05 May 2017	—	24,599
BP Capital Markets	4.5% 01 Oct 2020	—	20,434
BP Capital Markets	3.125% 01 Oct 2015	—	26,889
British Telecom	5.95% 15 Jan 2018	—	3,693
British Telecom	2.0% 22 Jun 2015	—	9,895
Bunge Limited	5.875% 15 May 2013	—	2,965
Bunge Limited	8.5% 15 Jun 2019	—	8,180
Burlington North Santa Fe	5.75% 15 Mar 2018	—	8,274
Cameron Intl Corp	1.0% 02 Jun 2014	—	24,609
Canadian Natl Railway	1.45% 15 Dec 2016	—	24,479
Capital One Bank	8.8% 15 Jul 2019	—	17,492
Capital One Financial	5.25% 21 Feb 2017	—	10,973
Capital One Financial	7.375% 23 May 2014	—	16,119
Capital One Financial	2.125% 15 Jul 2014	—	25,011
Capital One Multi Asset	1.0% 15 Mar 2017	—	14,585
Carmax Auto Owner Trust	0.89% 15 Sep 2016	—	12,623
Carmax Auto owner Trust	1.410% 16 Feb 2016	—	24,119
Carmax Auto Trust	0.84% 15 Mar 2017	—	41,185
Caterpillar	1.25% 06 Nov 2017	—	14,554
CBS Corp	8.875% 15 May 2019	—	5,808
CBS Corp	5.75% 15 Apr 2020	—	7,736
CD Commercial Mortgage Trust	5.322% 11 Dec 2049	—	40,678
Cellco Part/Veri Wireless	8.5% 15 Nov 2018	—	11,848
Centerpoint Energy	4.5% 15 Jan 2021	—	2,881
Chase Issuance Trust	0.54% 16 Oct 2017	—	12,522
CIT Equipment Trust	1.1% 22 Aug 2016	—	6,869
Citigroup Commercial Mtg	1.0% 10 Dec 2049	—	11,937
Citigroup Inc.	6.5% 19 Aug 2013	—	5,110
Citigroup Inc.	5.5% 11 Apr 2013	—	5,118
Citigroup Inc.	5.375% 09 Aug 2020	—	11,820
Citigroup Inc.	5.375% 09 Aug 2020	—	12,835
Citigroup Inc.	6.125% 21 Nov 2017	—	15,073
Citigroup Inc.	4.5% 14 Jan 2022	—	20,856
Citigroup Inc.	6.01% 15 Jan 2015	—	23,665
Citigroup Inc.	4.5% 14 Jan 2022	—	52,705
Citigroup Mortgage Loan Trust	1.0% 25 Jan 2033	—	1,653
Citigroup/Deutsche Bank Comm	5.431% 15 Oct 2049	—	6,685

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Cleveland Elec Illum Co	5.7% 01 Apr 2017	—	11,444
Clorox Company	5.95% 15 Oct 2017	—	14,312
CNH 2010 A	2.49% 15 Jan 2016	—	24,081
CNH 2010 B	1.74% 17 Jan 2017	—	26,742
CNH Equipment Trust	0.94% 15 May 2017	—	9,810
Cobalt CMBS	1.0% 15 Apr 2047	—	49,919
Coca Cola Co	3.3% 01 Sep 2021	—	39,092
Comcast Corp	4.95% 15 Jun 2016	—	4,711
Comcast Corp	6.5% 15 Jan 2017	—	5,346
Comcast Corp	6.3% 15 Nov 2017	—	14,604
Comcast Corp	5.15% 01 Mar 2020	—	15,011
Comm Mortgage Trust	3.147% 15 Aug 2045	—	6,549
Cons Edison Co	5.3% 01 Dec 2016	—	23,331
Constellation Energy	5.15% 01 Dec 2020	—	2,519
Consumers Energy Co	6.125% 15 Mar 2019	—	8,713
Countrywide Asset Backed	1.0% 25 Feb 2035	—	5,304
Countrywide Finl Corp	6.25% 15 May 2016	—	2,030
Coventry Health Care Inc.	6.125% 15 Jan 2015	—	830
Coventry Health Care Inc.	5.95% 15 Mar 2017	—	2,503
Coventry Health Care Inc.	6.3% 15 Aug 2014	—	7,114
Cox Communications	5.45% 15 Dec 2014	—	8,619
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	3,725
Credit Suisse Mortgage	1.0% 15 Jun 2038	—	16,677
Credit Suisse Mortgage	5.467 15 Sep 2039	—	21,855
Credit Suisse Mortgage Capital	5.467% 15 Sep 2039	—	39,110
CS First Boston Mortgage	1.0% 15 Jan 2037	—	7,919
CS First Boston Mortgage	1.0% 15 Feb 2038	—	8,185
CVS Caremark Corp	2.75% 01 Dec 2022	—	17,670
DelHaize Group	4.125% 10 Apr 2019	—	18,825
Delta Airlines	7.75% 17 Jun 2021	—	16,905
Diageo Capital Plc	7.375% 15 Jan 2014	—	8,398
Directv Holdings	4.75% 01 Oct 2014	—	3,922
Directv Holdings	3.8% 15 Mar 2022	—	6,272
Directv Holdings	4.6% 15 Feb 2021	—	6,855
Discover Bank	7.0% 15 Apr 2020	—	12,581
Discover Card Master Trust	1.0% 15 Sep 2015	—	3,905
Discover Card Master Trust	0.86% 15 Nov 2017	—	6,909
Discover Card Master Trust	0.81% 15 Aug 2017	—	7,911
DNB Bank ASA	3.2% 03 Apr 2017	—	13,354
Dominion Resources	1.95% 15 Aug 2016	—	24,469
Dow Chemical Co	8.55% 15 May 2019	—	8,173
Dow Chemical Co	4.125% 15 Nov 2021	—	8,880
Dow Chemical Co	2.5% 15 Feb 2016	—	11,973
Dow Chemical Co	4.125% 15 Nov 2021	—	12,210
DryRock Issuane Trust	0.64% 15 Aug 2018	—	14,936
Duke Energy Carolinas	5.1% 15 Apr 2018	—	15,138
Duke Realty LP	8.25% 15 Aug 2019	—	4,858
Embarq Corp	7.995% 01 Jun 2036	—	17,765
Encana Corp	3.9% 15 Nov 2021	—	14,994

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
ENEL Finance Intl	6.25% 15 Sep 2017	—	35,761
Energy Transfer Partners	6.7% 01 Jul 2018	—	15,016
Energy Transfer Partners	6.0% 01 Jul 2013	—	17,503
Ensco Plc	3.25% 15 Mar 2016	—	23,636
Enterprise Products	5.2% 01 Sep 2020	—	7,710
Enterprise Products	6.5% 31 Jan 2019	—	13,808
Enterprise Products	1.25% 13 Aug 2015	—	25,103
EQT Corp	8.125% 01 Jun 2019	—	4,390
ERAC USA Finance	2.25% 10 Jan 2014	—	43,499
ERAC USA Finance	2.25% 10 Jan 2014	—	24,436
Ericsson LM	4.125% 15 May 2022	—	13,162
ERP Operating LP	5.25% 15 Sep 2014	—	11,292
Exelon Generation Co	4.0% 01 Oct 2020	—	23,565
Express Scripts	6.25% 15 Jun 2014	—	2,591
Express Scripts	3.125% 15 May 2016	—	24,568
Federal Realty Invs Trust	5.4% 01 Dec 2013	—	17,008
Federal Rlty Invt Tr	5.65% 01 Jun 2016	—	7,979
FHLMC Multifamily Structured	1.655% 25 Nov 2016	—	24,146
FHLMC Multifamily Structured	2.086% 25 Mar 2019	—	24,603
FHLMC Multifamily Structured	2.746% 25 Dec 2019	—	24,724
FHLMC Multifamily Structured	2.412% 25 Aug 2018	—	32,157
FHLMC Multifamily Structured	3.154% 25 Feb 2018	—	38,514
FHLMC Multifamily Structured	2.130% 25 Jan 2019	—	69,285
FHLMC Multifamily Structured	1.883% 25 May 2019	—	85,646
FHLMC Multifamily Structured	3.23% 25 Jul 2021	—	103,266
Fifth Third Bancorp	3.5% 15 Mar 2022	—	5,017
FirstEnergy Solutions	6.050% 15 Aug 2021	—	13,191
For Motor Credit Co	5.0% 15 May 2018	—	21,521
Ford Credit Auto	1.0% 15 Jan 2016	—	25,415
Ford Credit Auto	4.2% 15 Feb 2017	—	35,354
Ford Credit Auto Lease Trust	0.74% 15 Sep 2013	—	2,416
Ford Credit Auto Lease Trust	0.68% 15 Jan 2014	—	4,279
Ford Credit Auto Lease Trust	1.0% 15 Sep 2017	—	8,316
Ford Credit Auto Lease Trust	0.54% 15 Nov 2014	—	13,814
Ford Motor Credit Co	8.125% 15 Jan 2020	—	25,641
Ford Motor Credit Co	5.875% 02 Aug 2021	—	26,547
Gazprom	6.212% 22 Nov 2016	—	8,681
GCCGC Commercial Mortgage	5.444% 10 Mar 2039	—	26,255
GDF Suez	1.625% 10 Oct 2017	—	4,508
GE Capital	1.76% 15 Sep 2022	—	11,954
GE Capital	1.36% 17 Aug 2020	—	13,943
GE Equipment Midticket LLC	1.0% 24 Aug 2015	—	5,180
General Electric Cap Corp	4.65% 17 Oct 2021	—	5,636
General Electric Cap Corp	4.375% 16 Sep 2020	—	12,580
General Electric Cap Corp	2.3% 27 Apr 2017	—	17,991
General Electric Cap Corp	4.65% 17 Oct 2021	—	25,867
General Electric Cap Corp	5.5% 08 Jan 2020	—	29,233
General Electric Cap Corp	5.625% 01 May 2018	—	32,336
General Electric Cap Corp	1.76% 15 Sep 2022	—	36,753

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
General Mills Inc.	5.25% 15 Aug 2013	—	4,431
Glaxosmithkline	1.5% 08 May 2017	—	23,642
Goldman Sachs	6.15% 01 Apr 2018	—	22,020
Goldman Sachs Group	6.75% 01 Oct 2037	—	5,741
Goldman Sachs Group	6.0% 15 Jun 2020	—	9,330
Goldman Sachs Group	5.75% 24 Jan 2022	—	9,732
Goldman Sachs Group	7.5% 15 Feb 2019	—	12,748
Goldman Sachs Group	6.25% 01 Sep 2017	—	26,891
Goldman Sachs Group Inc.	5.75% 24 Jan 2022	—	13,924
Goldman Sachs Group Inc.	5.25% 27 Jul 2021	—	21,368
Greenwich Capital Commercial	5.444% 10 Mar 2039	—	32,965
GS Mortgage Securities Corp	1.0% 06 Mar 2020	—	4,065
GS Mortgage Securities Corp	1.0% 10 Aug 2038	—	9,769
GS Mortgage Securities Corp	2.773% 10 Nov 2045	—	17,899
GS Mortgage Securities Corp	4.751% 10 Jul 2039	—	20,489
Guardian Life Insurance	7.375% 30 Sep 2039	—	5,072
Hanover Ins Group	7.625% 15 Oct 2025	—	4,243
Harley Davidson Motorcycle	0.68% 15 Apr 2017	—	9,528
Hartford Finl Svcs	4.0% 30 Mar 2015	—	2,141
Hartford Finl Svcs	5.125% 15 Apr 2022	—	5,845
Hartford Finl Svcs	5.5% 30 Mar 2020	—	7,034
HCP Inc.	5.375% 01 Feb 2021	—	14,797
Health Care Inc.	2.25% 15 Mar 2018	—	15,438
Healthcare Realty Trust	5.125% 01 Apr 2014	—	4,691
Healthcare Realty Trust	5.25% 15 Jan 2022	—	14,385
Healthcare Reit	2.25% 15 Mar 2018	—	9,617
Healthcare Rlty Tr	5.125% 01 Apr 2014	—	8,614
Hess Corp	7.0% 15 Feb 2014	—	5,282
Hewlett Packard Co	4.65% 09 Dec 2021	—	5,569
Hewlett Packard Co	4.3% 01 Jun 2021	—	6,649
Hewlett Packard Co	1.0% 30 May 2014	—	22,840
Hewlett Packard Co	1.0% 24 May 2013	—	45,461
Honda Auto Receivables	0.7% 16 Feb 2016	—	12,988
Honda Auto Receivables	0.56% 15 May 2016	—	22,442
HSBC	5.1% 05 Apr 2021	—	6,880
HSBC	4.0% 30 Mar 2022	—	14,282
HSBC	2.375% 13 Feb 2015	—	23,449
HSBC Holdings	4.0% 30 Mar 2022	—	18,858
Humana Inc.	7.2% 15 Jun 2018	—	13,587
Huntington Auto Trust	1.01% 15 Jan 2016	—	7,742
Huntington Auto Trust	1.18% 15 Jun 2017	—	29,568
Hutch Whampoa	2.0% 08 Nov 2017	—	18,350
Hyundai Auto Receivables	1.65% 15 Feb 2017	—	18,988
Hyundai Capital Services	4.375% 27 Jul 2016	—	13,620
ING Bank NV	2.0% 25 Sep 2015	—	13,014
Intel Corp	1.35% 15 Dec 2017	—	25,196
INTL BK Recon & Develop	9.25% 15 Jul 2017	—	4,303
Intl Paper Co	7.95% 15 Jun 2018	—	6,877
Intl Paper Co	4.75% 15 Feb 2022	—	8,598

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
JPMorgan Chase Coml Mtg	4.302% 15 Jan 2038	—	592
JPMorgan Chase Coml Mtg	1.0% 12 Dec 2044	—	2,948
JPMorgan Chase Coml Mtg	5.198% 15 Dec 2044	—	5,462
JPMorgan Chase Comm Mtg	2.749% 15 Nov 2043	—	10,562
JPMorgan Chase Comm Mtg	2.84% 15 Dec 2047	—	23,237
JPMorgan Chase & Co	4.35% 15 Aug 2021	—	4,390
JPMorgan Chase & Co	4.5% 24 Jan 2022	—	6,304
JPMorgan Chase & Co	4.4% 22 Jul 2020	—	8,149
JPMorgan Chase & Co	4.75% 01 May 2013	—	9,122
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	12,130
JPMorgan Chase & Co	3.45% 01 Mar 2016	—	13,450
JPMorgan Chase & Co	4.5% 24 Jan 2022	—	25,072
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	26,989
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	34,670
JPMorgan Chase & Co	5.125% 15 Sep 2014	—	35,155
JPMorgan Chase Bank	6.0% 01 Oct 2017	—	11,994
JPMorgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	39,843
JPMorgan Chase Commercial Mortgage	1.0% 12 Dec 2044	—	6,690
JPMorgan Chase Commercial Mortgage	5.552% 12 May 2045	—	15,276
JPMorgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	20,088
Kazmunaygas National	7.0% 05 May 2020	—	6,465
Kinder Morgan Energy	4.15% 01 Mar 2022	—	5,379
Kinder Morgan Energy	3.95% 01 Sep 2022	—	10,156
Kinder Morgan Energy	6.85% 15 Feb 2020	—	19,786
Kohls Corporation	3.25% 01 Feb 2023	—	5,116
Korea Finance Corp	2.25% 07 Aug 2017	—	23,079
Korea National Oil Corp	3.125% 3 Apr 2017	—	13,154
Kroger Co	3.4% 15 Apr 2022	—	9,483
Lab Corp	2.2% 23 Aug 2017	—	1,404
LB UBS Commercial Mortgage	1.0% 15 Jun 2029	—	4,979
LB UBS Commercial Mortgage	5.3% 15 Nov 2038	—	8,849
LB UBS Commercial Mortgage	1.0% 15 Jun 2038	—	20,620
Liberty PPTY Ltd	6.625% 01 Oct 2017	—	1,209
Liberty PPTY Ltd	5.5% 15 Dec 2016	—	2,014
Lincoln National	4.3% 15 Jun 2015	—	3,815
Lincoln National Corp	8.75% 01 Jul 2019	—	3,455
LSI Open Position	0.01% 31 Dec 2060	—	360
MacQuarie Bank	5.0% 22 Feb 2017	—	2,576
MacQuarie Group Ltd	4.875% 10 Aug 2017	—	5,251
Macys Retail Holdings	3.875% 15 Jan 2022	—	13,094
Manufacturers & Traders Tr	1.0% 28 Dec 2020	—	6,422
Marathon Petroleum Corp	3.5% 01 Mar 2016	—	1,618
Marathon Petroleum Corp	5.125% 01 Mar 2021	—	9,330
Marriott International	3.0% 01 Mar 2019	—	11,549
McKesson Corp	0.95% 04 Dec 2015	—	5,200
McKesson Corp	6.5% 15 Feb 2014	—	6,470
McKesson Corp	3.25% 01 Mar 2016	—	28,101
Merrill Lynch Mortgage	1.0% 25 Aug 2036	—	1,612
Merrill Lynch Mortgage	4.96 12 Jul 2038	—	9,520

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Merrill Lynch/Countrywide Mortgage	1.0% 12 Jun 2046	—	11,088
Merrill Lynch/Countrywide Mortgage	5.7% 12 Sep 2049	—	21,981
Merrill Lynch/Countrywide Mortgage	1.0% 12 Jul 2046	—	22,356
Merrill Lynch & Co	6.875% 25 Apr 2018	—	4,580
Merrill Lynch & Co	6.05% 16 May 2016	—	11,293
Merrill Lynch & Co	6.4% 28 Aug 2017	—	32,518
Merrill Lynch & Co	6.875% 25 Apr 2018	—	36,640
Merrill Lynch/Countrywide Comm	1.0% 12 Mar 2051	—	32,879
Merrill Lynch/Countrywide Comm	1.0% 12 Feb 2039	—	49,962
Methanex Corp	3.25% 15 Dec 2019	—	6,114
Metlife Inc.	7.171% 15 Feb 2019	—	3,918
Metlife Inc.	6.75% 01 Jun 2016	—	9,150
Metlife Inc.	6.817% 15 Aug 2018	—	11,806
Microsoft Corp	0.875% 15 Nov 2017	—	5,039
Mid State Trust	8.33% 01 Apr 2030	—	6,608
Mondelez International	6.5% 11 Aug 2017	—	7,734
Mondelez International	6.125% 01 Feb 2018	—	26,351
Morgan Stanley	6.25% 28 Aug 2017	—	2,899
Morgan Stanley	5.55% 27 Apr 2017	—	5,757
Morgan Stanley	5.5% 28 Jul 2021	—	8,973
Morgan Stanley	5.625% 23 Sep 2019	—	9,167
Morgan Stanley	5.5% 24 Jul 2020	—	14,248
Morgan Stanley	1.0% 29 Apr 2013	—	17,771
Morgan Stanley	3.45% 02 Nov 2015	—	17,814
Morgan Stanley	5.95% 28 Dec 2017	—	19,935
Morgan Stanley	1.0% 15 Oct 2015	—	34,361
Morgan Stanley	6.625% 01 Apr 2018	—	38,062
Morgan Stanley	6.625% 01 Apr 2018	—	38,809
Morgan Stanley	5.5% 28 Jul 2021	—	13,804
Morgan Stanley Capital I	1.0% 12 Aug 2041	—	4,414
Morgan Stanley Capital I	1.0% 11 Jun 2042	—	15,897
Morgan Stanley Capital I	4.989% 13 Aug 2042	—	29,057
Morgan Stanley Capital I	4.89% 12 Jun 2047	—	34,477
Morgan Stanley Capital I	5.325% 15 Dec 2043	—	5,040
Motel 6 Trust	1.948% 05 Oct 2025	—	13,015
Murphy Oil Corp	2.5% 01 Dec 2017	—	12,106
Nabors Industries	9.25% 15 Jan 2019	—	24,445
Nabors Industries Inc.	9.25% 15 Jan 2019	—	10,013
National Grid Plc	6.3% 01 Aug 2016	—	14,695
NBC Universal Media	5.15% 30 Apr 2020	—	12,161
NBC Universal Media	4.375% 01 Apr 2021	—	14,227
NCUA Guaranteed Notes	2.9% 29 Oct 2020	—	19,170
NCUA Guaranteed Notes	1.0% 07 Oct 2020	—	24,106
NCUA Guaranteed Notes	1.0% 08 Dec 2020	—	79,130
Nevada PWR Co	6.5% 01 Aug 2018	—	7,956
News America Inc.	9.25% 01 Feb 2013	—	5,989
News America Inc.	4.5% 15 Feb 2021	—	11,141
Nextera Energy	1.611% 01 Jun 2014	—	13,697
Niagara Mohawk power	3.553% 01 Oct 2014	—	9,934

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
NiSource Finance Corp	5.25% 15 Sep 2017	—	10,140
NiSource Finance Corp	6.8% 15 Jan 2019	—	11,500
Nissan Auto Lease Trust	0.45% 15 Jun 2015	—	6,484
Nissan Auto Lease Trust	0.68% 15 Jul 2014	—	10,418
Noble Energy	8.25% 01 Mar 2019	—	11,520
Noble Holding Intl	4.9% 01 Aug 2020	—	1,054
Nordea Bank AB	1.0% 14 Jan 2014	—	20,410
Nordea Bank AB	4.875% 14 Jan 2021	—	35,262
Norfolk Southern Corp	5.75% 01 Apr 2018	—	5,899
Occidental Petroleum	1.75% 15 Feb 2017	—	25,065
Omnicom Group	3.625% 01 May 2022	—	4,407
Oneok Inc.	4.25% 01 Feb 2022	—	13,348
Oracle	1.2% 15 Oct 2017	—	37,853
Orange & Rockland Utility	2.5% 15 Aug 2015	—	44,328
Orix Corp	4.71% 27 Apr 2015	—	7,971
Owens Corning Inc.	6.5% 01 Dec 2016	—	5,949
Penarth Master	1.0% 18 Dec 2014	—	14,087
Pernod Richard SA	4.25% 15 Jul 2022	—	12,665
Petrobras Intl	5.75% 20 Jan 2020	—	10,380
Petronas Capital Ltd	5.25% 12 Aug 2019	—	11,875
Phillips 66	4.3% 01 Apr 2022	—	14,010
Phillips 66	4.3% 01 Apr 2022	—	31,134
PNC Bank	6.875% 01 Apr 2018	—	13,447
PNC Financial Services	1.0% 09 Nov 2022	—	6,369
Precision Castparts Corp	1.25% 15 Jan 2018	—	18,141
Prudential Financial	4.5% 16 Nov 2021	—	25,638
Prudential Financial	5.375% 21 Jun 2020	—	35,385
Prudential Financial	4.5% 15 Nov 2020	—	8,032
Questar Corp	2.75% 01 Feb 2016	—	14,618
Rabobank	3.95% 09 Nov 2022	—	14,136
Rabobank	4.5% 11 Jan 2021	—	28,470
Rabobank	3.95% 09 Nov 2022	—	6,588
Raytheon Co	3.125% 15 Oct 2020	—	25,735
Regency Centers LP	5.25% 01 Aug 2015	—	1,685
Regency Centers LP	5.875% 15 Jun 2017	—	4,248
Renaissance Home Equity	1.0% 25 Nov 2034	—	5,365
Republic Services Inc.	3.8% 15 May 2018	—	362
Republic Services Inc.	5.0% 01 Mar 2020	—	10,457
Residential Asset Securities	1.0% 25 May 2033	—	217
Reynolds American Inc.	3.25% 01 Nov 2022	—	5,903
Rio Tinto	1.625% 21 Aug 2017	—	8,335
Rio Tinto	3.5% 02 Nov 2020	—	12,754
Rowan Companies Inc.	5.0% 01 Sep 2017	—	9,989
Royal Bank Scotland	2.55% 18 Sep 2015	—	14,517
Royal BK Scotland Plc	5.0% 01 Oct 2014	—	9,369
Royal BK Scotland Plc	6.125% 11 Jan 2021	—	11,935
Santander	3.724% 20 Jan 2015	—	37,531
Santander Drive Auto Receivable	0.47% 15 Sep 2015	—	5,700
Santander Holdings	4.625% 19 Apr 2016	—	3,443

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
Santander Holdings	0.62% 15 Jul 2016	—	10,513
Saxon Assets	1.0% 25 Aug 2032	—	6
SCSLC 2010	1.0% 25 Jul 2025	—	57,363
Sempra Energy	6.5% 01 Jun 2016	—	8,760
Shell International	1.125% 21 Aug 2017	—	12,724
SLH Open Position	0.01% 31 Dec 2060	—	103
SLM Corp	5.0% 01 Oct 2013	—	2,593
SLM Corp	5.375% 15 Jan 2013	—	3,799
SLM Corp	7.25% 25 Jan 2022	—	8,378
SLM Corp	8.45% 15 Jun 2018	—	11,854
SLM Student Trust	1.0% 25 Sep 2019	—	33,963
Smart Trust	1.22% 14 Nov 2013	—	2,103
Smart Trust	0.67% 14 Jun 2015	—	8,613
Smart Trust	1.25% 14 Aug 2018	—	27,677
Snap On Inc.	4.25% 15 Jan 2018	—	9,071
Societe Generale	2.5% 15 Jan 2014	—	6,141
Southern CA Edison	5.5% 15 Aug 2018	—	12,389
Southern Cal Edison	5.75% 15 Mar 2014	—	18,283
Southern Co	1.95% 01 Sep 2016	—	24,537
Southwest Airlines Co	5.75% 15 Dec 2016	—	4,297
Southwest Airlines Co	5.25% 01 Oct 2014	—	4,987
Southwestern Elec Power	5.875% 01 Mar 2018	—	22,854
Spectra Energy Capital	8.0% 01 Oct 2019	—	11,708
Spectra Energy Capital	5.668% 15 Aug 2014	—	18,345
Spectra Energy Partners	2.95% 15 Jun 2016	—	11,602
SPI Electricity	6.15% 15 Nov 2013	—	6,548
Staples Inc.	9.75% 15 Jan 2014	—	7,573
Stryker Corp	2.0% 30 Sep 2016	—	24,793
Talent Yield Investments	4.5% 25 Apr 2022	—	13,635
Teck Resources	3.75% 01 Feb 2023	—	17,796
Teck Resources	4.5% 15 Jan 2021	—	18,189
Telecom Italia	7.175% 18 Jun 2019	—	7,202
Telecom Italia	6.999% 04 Jun 2018	—	32,136
Telefonica Emisiones	5.462% 16 Feb 2021	—	4,456
Telefonica Emisiones	5.462% 16 Feb 2021	—	38,621
Thomson Reuters Corp	5.95% 15 Jul 2013	—	17,839
Time Warner Cable Inc.	5.0% 01 Feb 2020	—	9,290
Time Warner Inc.	7.5% 01 Apr 2014	—	9,332
Time Warner Inc.	4.7% 15 Jan 2021	—	12,255
Time Warner Inc.	3.4% 15 Jun 2022	—	12,286
Time Warner Inc.	4.7% 15 Jan 2021	—	14,274
Time Warner Inc.	4.875% 15 Mar 2020	—	15,385
Total Capital SA	4.45% 24 Jun 2020	—	25,379
Total Capital SA	3.0% 24 Jun 2015	—	37,456
Toyota Motor Credit Corp	2.0% 15 Sep 2016	—	24,685
Trans Canada Pipelines	3.4% 01 Jun 2105	—	7,801
Transocean Inc.	2.5% 15 Oct 2017	—	9,215
Travelers Cos	5.75% 15 Dec 2017	—	11,382
Tyson Foods	4.5% 15 Jun 2022	—	13,984

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue	Description of Investment	Cost (1)	Current Value
UBS AG	2.25% 28 Jan 2014	—	10,278
UBS AG	5.875% 20 Dec 2017	—	15,074
UBS AG	1.0% 28 Jan 2014	—	15,291
UBS AG	5.875% 15 Jul 2016	—	15,120
UFJ Finance Aruba	6.75% 15 Jul 2013	—	4,050
Unicredito Luxem Fin	6.0% 31 Oct 2017	—	5,946
Union Bank NA	1.0% 06 Jun 2014	—	17,880
Unum Group	5.625% 15 Sep 2020	—	10,998
US Bancorp	2.95% 15 Jul 2022	—	15,481
US Bancorp	2.2% 15 Nov 2016	—	25,072
US Cellular Corp	6.7% 15 Dec 2033	—	5,315
Valero Energy	6.125% 01 Feb 2020	—	8,100
Verizon Communications	2.45% 01 Nov 2022	—	25,211
Vesey Street	1.0% 09 Jan 2016	—	49,198
Vesey Street Investment	1.0% 01 Sep 2016	—	4,592
Viacom Inc.	5.625% 15 Sep 2019	—	1,968
Wachovia Bank	4.8% 01 Nov 2014	—	7,313
Wachovia Corp	5.5% 01 May 2013	—	8,626
Wachovia Corp	5.5% 01 May 2013	—	46,351
Walgreen Co	1.0% 13 Mar 2015	—	20,407
Waste Mgmt Inc.	7.375% 15 May 2029	—	1,672
Waste Mgmt Inc.	4.75% 30 Jun 2020	—	12,150
Weatherford Bermuda	6.0% 15 Mar 2018	—	637
Weatherford Bermuda	5.125% 15 Sep 2020	—	13,259
Well Fargo & Company	1.0% 15 Jun 216	—	12,870
Well Fargo & Company	1.5% 16 Jan 2018	—	16,111
Wellpoint Inc.	3.3% 15 Jan 2023	—	4,704
Wellpoint Inc.	1.25% 10 Sep 2015	—	16,339
Wellpoint Inc.	6.0% 15 Feb 2014	—	19,168
Wells Fargo & Company	5.625% 11 Dec 2017	—	11,480
Wells Fargo & Company	2.1% 08 May 2017	—	24,223
Wells Fargo Commercial Mtg	2.918% 15 Oct 2045	—	37,151
Western Union Co	2.375% 10 Dec 2015	—	2,036
Westpac Banking	1.125% 25 Sep 2015	—	17,767
WF RBS Commercial Mortgage	1.0% 15 Nov 2044	—	33,304
Williams Companies	3.7% 15 Jan 2023	—	8,406
Williams Partners LP	4.0% 15 Nov 2021	—	9,211
Williams Partners LP	3.35% 15 Aug 2022	—	14,036
Willis North America Inc.	7.0% 29 Sep 2019	—	2,388
Willis North America Inc.	7.0% 29 Sep 2019	—	5,522
Willis North America Inc.	6.2% 28 Mar 2017	—	9,084
World Financial Network	1.76% 17 May 2021	—	8,323
World Financial Network	3.14% 17 Jan 2023	—	39,488
World Omni Auto	0.93% 16 Nov 2015	—	7,392
WPP Finance	4.75% 21 Nov 2021	—	5,322
Xerox Corp	5.625% 15 Dec 2019	—	11,886
Xerox Corporation	8.25% 15 May 2014	—	2,045

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2012

Identity of Issue		Description of Investment	Cost (1)	Current Value
	XL Group Plc	5.25% 15 Sep 2014	—	9,036

			—	$7,639,692

	Benefit Responsive Interest Rate Wrapper Contracts
*	Transamerica	Open Ended Maturity	—	(12,867)
*	Bank of America NT & SA	Open Ended Maturity	—	(12,890)

			—	(25,757)

	Synthetic Guaranteed Investment Contracts (contract value equals $18,415,108)		—	$20,200,250

Commingled Investments:

*	SSgA Daily EAFE Fund	Commingled Investments	—	1,840,933
*	SSgA S&P 500 Flagship Fund	Commingled Investments	—	4,414,448
*	SSgA US Small CAP Index Futures FD CMT4	Commingled Investments	—	1,630,838

	Commingled Investments		—	$7,886,219

Registered Investment Companies:

	Ishares Russell 1000 Growth	Registered Investment Company	—	35,057
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	—	50,107
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	—	252,613
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	—	333,051
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	—	193,481
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	—	354,514
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	—	269,472
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	—	335,939
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	—	246,139
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	—	281,586
	Vanguard Target Retirement Income	Registered Investment Company	—	350,612

	Registered Investment Companies		—	$2,702,571

*	Note Receivables from Participants	Interest ranges from 4.25% to 8.25%		$3,806,939

	Collateral Held on Loaned Securities
	* State Street Bank & Trust Co Quality D Short-term Investment Fund		—	$242,369

	Total Investments and Note Receivables from Participants		—	$46,581,768

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN
Date: June 26, 2013	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee